Mail Stop 3561

April 17, 2007

William Lutz
Chief Financial Officer
Salton, Inc.
1955 W. Field Court
Lake Forest, IL 60045

      RE: **Salton, Inc.**
              Item 4.01 Form 8-K filed April 17, 2007
              File No. 1-14857

Dear Mr. Lutz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. Please revise your filing to disclose whether you dismissed Deloitte & Touche or if they resigned or declined to stand for re-election. We do not believe your statement that you determined to conclude your relationship with Deloitte & Touche meets the requirements of Item 304(a) of Regulation S-K.

2. Please note that the Commission records indicate that your file number is the number shown in the header of this letter. Please use that number in future filings under the "34 Act.

3. We note that your continuing auditor is Grant Thornton who has acted as the independent accountant of Applica since 1976. Please explain to us the nature of the January 23, 2007 merger and tell us why you believe you did not have a change in accountants as of that date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosures in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

As appropriate, please respond to these comments and provide the representations requested above within five business days or tell us when you will provide us with a response. Please submit your response as an EDGAR correspondence file.

You may contact Robert Burnett, Staff Accountant, at (202) 551-3330, or in his absence, me at (202) 551-3841 if you have questions regarding these comments.

Sincerely,

Michael Moran
Branch Chief